



SEC MAIL PROCESSING
RECEIVED
MAR - 2 2005
WASH, D.C. 213 SECTION

SECURITI 05040455 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caruso Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Abby Lane
(No. and Street)

Rochester	NY	14606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Caruso — (585) 247-4360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/05
SS

OATH OR AFFIRMATION

I, Harry Caruso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caruso Financial Services Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARY ELLEN ELLING
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MONROE COUNTY
MY COMMISSION EXPIRES 9/30/20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECD S.E.C.
MAR 2 2005
1086

CARUSO FINANCIAL SERVICES INC.

ROCHESTER, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2004 AND 2003

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying statements of financial condition of Caruso Financial Services Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caruso Financial Services Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 31, 2005

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2004	December 31, 2003
CURRENT ASSETS		
Cash and cash equivalents	$ 8,732	$ 4,034
Commissions receivable	-	3,302
TOTAL CURRENT ASSETS	$ 8,732	$ 7,336
LIABILITY AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITY		
Income taxes payable	$ 100	$ 100
SHAREHOLDER'S EQUITY		
Common stock, $10 par value:		
Authorized, 10,000 shares		
Issued and outstanding, 1,100 shares	11,000	11,000
Additional paid-in capital	2,314	2,314
Accumulated deficit	(4,682)	(6,078)
	8,632	7,236
	$ 8,732	$ 7,336

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF OPERATIONS

	Year ended December 31, 2004	Year ended December 31, 2003
Revenue - commissions	$ 105,786	$ 72,404
Operating expenses:		
Commissions - shareholder	92,895	60,681
Commissions - other	2,340	4,185
Other	9,073	8,157
	104,308	73,023
INCOME (LOSS) FROM OPERATIONS	1,478	(619)
Other income	18	12
INCOME (LOSS) BEFORE INCOME TAXES	1,496	(607)
Income taxes:		
New York State	100	100
NET INCOME (LOSS)	$ 1,396	$ (707)
Net income (loss) per share of common stock, based upon common shares outstanding	$ 1.27	$ (0.64)

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2002	$ 11,000	$ 2,314	$ (5,371)	$ 7,943
Net loss	-	-	(707)	(707)
BALANCE AT DECEMBER 31, 2003	11,000	2,314	(6,078)	7,236
Net income	-	-	1,396	1,396
BALANCE AT DECEMBER 31, 2004	$ 11,000	$ 2,314	$ (4,682)	$ 8,632

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2004	2003
CASH FLOWS - OPERATING ACTIVITIES		
Net income (loss) for the year	$ 1,396	$ (707)
Adjustments to reconcile net income (loss) to net cash provided from (used for) operating activities:		
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	3,302	(3,302)
Income taxes payable	-	100
NET CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES	4,698	(3,909)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,698	(3,909)
Cash and cash equivalents at beginning of year	4,034	7,943
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,732	$ 4,034

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is incorporated in the State of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Revenue recognition

Commission revenue and expenses are recorded on a trade date basis.

Cash equivalents

For purposes of cash flow reporting, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which are expected to be in effect when these differences reverse. Deferred tax expense (credit) is the result of the change in deferred tax assets or liabilities. Note C provides additional information regarding a deferred tax asset.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2004 and 2003, and the reported amounts of revenues and expenses for the years then ended. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The net capital as of December 31, 2004 and 2003 was $8,551 and $7,155, respectively. The required capital was $5,000 at both December 31, 2004 and 2003.

NOTE C: INCOME TAXES

As of December 31, 2004, the Company has a net operating loss (NOL) carryforward of approximately $12,100 available to offset future taxable income. This carryforward expires in 2022. The deferred tax asset of approximately $1,800 related to this NOL has been fully reserved as management believes the realization of the deferred tax asset is uncertain.

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB
& Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying financial statements of Caruso Financial Services Inc. as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated January 31, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 and 12 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 31, 2005

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

	Year ended December 31,	
	2004	2003
SCHEDULE OF OTHER OPERATING EXPENSES		
Licenses and fees	$ 1,105	$ 1,181
Office supplies	340	311
Transportation	1,605	793
Telephone	780	741
Postage	304	192
Professional fees	3,050	2,900
Dues and publications	183	97
Computer supplies and expense	641	1,398
Repairs and maintenance	131	-
Bank service charges	30	45
Internet access	479	240
Miscellaneous expense	425	259
	$ 9,073	$ 8,157

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31, 2004	December 31, 2003
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total shareholder's equity per accompanying statements of financial condition	$ 8,632	$ 7,236
Haircut on securities (computed where applicable, pursuant to 15c3-1(f)):		
Debt securities	81	81
NET CAPITAL	$ 8,551	$ 7,155
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$ 6	$ 7
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 3,551	$ 2,155
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 8,541	$ 7,145

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31, 2004	December 31, 2003
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per statements of financial condition	$ 100	$ 100
TOTAL AGGREGATE INDEBTEDNESS	$ 100	$ 100
Percentage of aggregate indebtedness to net capital	1.17 %	1.40 %
Percentage of debt to debt - equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per statements of financial condition)	1.15 %	1.36 %

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

There are no material differences between the audited computation of Net Capital and the corresponding amount in the Company's unaudited December 31, 2004 and 2003 Form X-17A-5, Part IIA Filings.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Caruso Financial Services Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Caruso Financial Services Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 31, 2005


Mengel
Metzger Barr
MMB
Certified Public Accountants